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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 9, 2011

Re:
Warner Chilcott plc
Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
        Filed May 6, 2011
Schedule 14A
        Filed April 14, 2011
File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Scot Foley, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 28, 2011.  As discussed with Scot Foley today, the Company hereby requests an extension up to August 25, 2011 for it to respond to the Staff’s comments.

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely, /s/ Michael Kaplan Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan